Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ended March 31, 2011
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$1,532,000
Preferred stock dividends	(20,000)
Income available to common stockholders	1,512,000	13,778,580	$0.11
Effect of Dilutive Securities:
Stock options		7
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$1,512,000	13,778,587	$0.11
For the Quarter Ended March 31, 2010
	Loss	Shares	Per Share Amount
Basic Loss Per Share:
Net income	$6,000
Preferred stock dividends	(20,000)
Loss available to common stockholders	(14,000)	13,469,157	$ 0.00
Effect of Dilutive Securities:
Stock options		—
Diluted Loss Per Share:
Loss available to common stockholders plus assumed conversions	$(14,000)	13,469,157	$ 0.00